DITTYBASE TECHNOLOGIES INC.

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(Unaudited – Prepared by management)

(Expressed in Canadian Dollars)

DITTYBASE TECHNOLOGIES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2009 and December 31, 2008
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars)

ASSETS	June 30, 2009	December 31, 2008

Current Assets
Cash	$10,780	$11,885
Accounts receivable	10,666	28,021
GST receivable – Note 4	5,968	4,009
Prepaid expenses and other	75	75
Total Current Assets	27,489	43,990

Security Deposits	2,700	2,700
Equipment – Note 5	24,312	29,194
Website costs – Notes 6 and 10	8,978	9,870

Total Assets	$63,479	$85,754

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities – Notes 8 and 10	$897,232	$851,024
Due to related parties – Note 10	757,187	693,868
Loans payable – Note 7	139,108	131,460
Deferred revenue	11,457	20,930

Total Liabilities	1,804,983	1,697,282

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value - Note 9
Unlimited share authorized
27,070,865 shares issued (2008: 27,070,865)	4,348,854	4,348,854
Share subscriptions – Note 9	74,855	64,532
Contributed Surplus – Note 9 and 11	215,337	210,337
Deficit	(6,380,550)	(6,235,251)

Total Shareholders’ Deficiency	(1,741,504)	(1,611,528)

Total Liabilities and Shareholders’ Deficiency	$63,479	$85,754

Nature of Operations and Going Concern – Note 1
Commitments – Notes 8, 9 and 14
Subsequent Event – Note 15

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the six months ended June 30, 2009 and 2008
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars)

	for three months ended		for six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenue
Music license sales	$46,585	$38,001	$78,831	$69,175

Cost of sales
License fees	27,361	24,731	48,201	44,026

	19,224	13,270	30,630	25,149

Expenses
Accounting and legal fees	9,898	6,249	20,398	18,834
Advertising and promotion	952	3,315	1,926	9,098
Amortization – equipment	2,277	2,406	4,882	4,725
– website	2,419	6,562	5,864	12,434
Bad debt	-	-	-	-
Credit card charges and fees	475	279	1,435	782
Filing Fees	620	1,340	802	1,340
Financing Fees	-	-	-	-
Foreign currency translation exchange loss	(24,064)	1,604	(15,180)	(4,161)
Interest and bank charges	4,073	3,458	8,166	7,983
Management fees – Note 10	17,521	15,157	36,186	30,219
Consulting and Services	3,094	819	3,956	6,047
Office and miscellaneous	521	968	1,124	5,898
Rent – Note 10	6,731	6,515	13,461	10,959
Stock-based compensation – Note 9	-	-	-	-
Telephone and internet	5,966	5,262	11,385	10,618
Transfer Agent Fees	558	1,437	738	2,021
Travel	-	-	-	-
Wages and benefits	2,496	2,496	4,992	4,992
Wages and benefits to related parties – Note 10	38,141	57,029	75,797	112,381

Total Expenses	(71,677)	(114,898)	(175,930)	(234,171)

Loss for the period before other item	(52,452)	(101,628)	(145,300)	(209,021)

Other item:
Gain on Settlement for accounts payable	-	-	-	-

Net loss and comprehensive loss for the period	$(52,452)	$(101,628)	$(145,300)	$(209,021)

Basic and diluted loss per share	$(0.002)	$(0.004)	$(0.005)	$(0.008)

Weighted average number of shares outstanding	27,070,865	25,271,641	27,070,865	25,271,641

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2009 and 2008
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars)

	for the three months ended		for the six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating Activities
Net loss for the period	(52,452)	(101,628)	(145,300)	(209,021)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	2,277	2,406	4,882	4,725
– website	2,419	6,562	5,864	12,434
Foreign exchange loss (gain)	(24,064)	1,604	(15,180)	(4,161)
Stock-based compensation	-	-	-	-
Donated Services	2,000	-	5,000	-
Changes in non-cash working capital balances related
to operations:
Accounts receivable	5,125	(9,006)	17,355	(19,249)
GST receivable	(512)	232	(1,959)	(1,758)
Prepaid expenses and security deposit	-	(3)	-	3
Accounts payables and accrued liabilities	18,138	(4,091)	53,856	32,927
Deferred revenue	(5,425)	2,040	(9,473)	1,610
Increase in due to related parties	43,744	26,679	81,499	42,369

Cash used in operating activities	(8,720)	(75,205)	(3,456)	(140,121)

Investing Activities
Acquisition of equipment	-	(572)	-	(19,457)
Increase in website costs	(2,522)	(5,523)	(4,972)	(13,408)

	(2,522)	(6,095)	(4,972)	(32,865)

Financing Activities
Decrease in due to related parties	(1,500)	(1,500)	(3,000)	(3,000)
Proceeds from issuance of common shares	-	281,346	-	281,346
Increase in share subscriptions	11,100	(260,800)	15,393	(219,521)
Share subscription cost	(777)	21,151	(5,070)	(3,128)

	8,823	40,197	7,323	55,687

Increase (decrease) in cash during the period	(2,420)	(41,114)	(1,105)	(117,299)

Cash, beginning of the period	13,200	60,470	11,885	136,655

Cash, end of the period	$10,780	$19,356	$10,780	$19,356
Supplementary disclosure of cash flow information:

Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
for the period December 31, 2008 to June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2008	27,070,865	$4,348,854	$64,532	$210,337	$(6,235,251)	$(1,611,528)

Issue of shares for cash:
- pursuant to private placements – at $0.15	-	-	-	-	-	-
Issue costs	-	-	-	-	-	-
-pursuant to exercise of warrants	-	-	-	-	-	-

Share subscriptions
- pursuant to private placement			11,100			11,100
- less : issue costs			(777)			(777)
Donated Services	-	-	-	5,000	-	5,000
Net loss for six months ended June 30, 2009	-	-	-	-	(145,300)	(145,300)

Balance June 30, 2009	27,070,865	$4,348,854	$74,855	$215,337	$(6,380,551)	$(1,741,504)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars)

Note 1	Nature and of Operations and Going Concern

Dittybase Technologies Inc. (the “Company”) was incorporated under the laws of the Province of Alberta, Canada and is registered as an extra-provincial company under the laws of the Province of British Columbia, Canada. The Company has developed an internet website to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

At June 30, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $6,380,551 since its inception and has a working capital deficiency of $1,777,494 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to obtain additional funds by equity financing and/or related party advances. However there is no assurance that additional funding will be obtained.

Note 2	Significant Accounting Policies

a)	Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 20 to the financial statements.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

b)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly-owned subsidiaries including Dittybase Inc. and The Decibel Collective Inc., companies incorporated in the Province of Alberta, Canada, and Dittybase America Inc., a company incorporated in the State of Delaware, United States. All significant inter-company transactions and balances have been eliminated upon consolidation.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of estimates relate to the recoverability or valuation of accounts receivable, the useful lives of equipment and website costs, the utilization of future income tax assets, tax rates and the measurement of stock-based compensation. Actual results may ultimately differ from those estimates.

d)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

e)	Trade Receivables and Payables

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

f)	Marketable Securities

Marketable securities are classified as available-for-sale and are recorded at fair market value with the corresponding unrealized gain or loss recorded in other comprehensive income until sold or considered impaired at which time it is recorded in net income.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

g)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Computer equipment	30% declining balance
Computer software	100% straight-line
Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line

Additions during the years are amortized at one-half the annual rate.

h)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

i)	Foreign Currency Translation

The Company’s reporting currency is Canadian dollars. Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates. Translation gains and losses relating to monetary items are included in operations.

The Company’s integrated foreign subsidiary is financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

j)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

k)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download or receive digital copies of selected music tracks, and collectability is reasonably assured. Amounts billed for downloads not yet completed is recorded as deferred revenue and will be recognized as revenue in the year the download is complete.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectability is reasonably assured. No revenue from royalties has been earned

l)	Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2008, 2007 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 3,682,500 (2007 - 2,630,389; 2006 - 2,834,265) were not included in the computation of loss per share because their effect was anti-dilutive.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 5

Note 2	Significant Accounting Policies – (cont’d)

m)	Stock-based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants as described in Note 9. The Company recognizes compensation expense under this plan using the fair value method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of stock options granted to employees is recognized as stock-based compensation expense over the vesting period and credited to contributed surplus. Stock options granted to non-employees are measured at their fair value on the vesting date. Prior to the vesting date, the then-current fair value of stock options granted to non-employees is recognized as stock-based compensation expense from the date of grant to the reporting date and credited to contributed surplus. Upon the exercise of stock options, consideration paid and the fair value amounts previously credited to contributed surplus are recorded as share capital. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted.

n)	Impairment of Long-lived Assets

Long-lived assets, including equipment and website costs, are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized based on the discounted value of future cash flows. Management believes there has been no impairment of the Company’s long-lived assets as at June 30, 2009.

o)	Recently Issued Accounting Pronouncements

Recent accounting pronouncements that have been announced but are not yet effective are as follows:

(i) CICA 1582, “Business Combinations”, CICA 1601, “Consolidated Financial Statements” and CICA 1602, “Non-Controlling Interests”

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 6

Note 2	Significant Accounting Policies – (cont’d)

o)	Recently issued Accounting Pronouncements – (cont’d)

	(i)	CICA 1582, “Business Combinations”, CICA 1601, “Consolidated Financial Statements” and CICA 1602, “Non-Controlling Interests” – (cont’d)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.”

Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company is currently assessing the impact of adopting these standards and has not yet determined its effect on its financial statements.

	(ii)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Company beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. The adoption of this standard is not expected to have a material effect on the Company’s financial statements.

	(iii)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of adopting IFRS and has not yet determined its effect on its financial statements.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 7

Note 3	Adoption of New Accounting Pronouncements

(a)	CICA 3862, “Financial Instruments – Disclosures” and CICA 3863, “Financial Instruments Presentation”

These standards relate to the disclosures and presentation of financial instruments. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2007, and must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted these standards for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The adoption of these standards did not have a material effect on the Company’s financial statements. The disclosures required by these standards are made in Note 18.

(b)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted this standard for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The disclosures required by this standard are made in Note 17.

(c)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company adopted this standard for its interim and annual financial statements for its fiscal year commencing January 1, 2008. The adoption of this standard did not have a material effect on the Company’s financial statements.

Note 4	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 8

Note 5	Equipment

	June 30, 2009
		Accumulated
	Cost	Amortization	Net

Computer equipment	$93,650	$73,239	$20,411
Computer software	16,224	15,272	952
Furniture and equipment	18,339	16,079	2,260
Leasehold improvements	2,769	2,079	689

	$130,981	$106,669	$24,312

	June 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$93,650	$66,208	$27,442
Computer software	16,224	12,898	3,326
Furniture and equipment	18,339	15,514	2,825
Leasehold improvements	2,769	1,947	822

	$130,981	$96,567	$34,414

Note 6	Website Costs

		Accumulated
	Cost	Amortization	Net
June 30, 2009	$1,411,860	$1,402,882	$8,978
June 30, 2008	$1,400,555	$1,380,364	$20,191

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 9

Note 7	Loans Payable

	June 30, 2009	June 30, 2008

Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	$54,986	$54,986

Unsecured loan from unrelated party, bearing interest at 20% per annum, with no specific terms for repayment	84,122	70,101

	$139,108	$125,087

Loans payable are classified as other financial liabilities and are recorded at amortized cost.

Note 8	Accounts Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,563 has been accrued by the Company, and is included in accounts payable.

Note 9	Share Capital

Common Shares Issued

During the six months ended June 30, 2009 no shares were issued

Share Subscriptions

During the six months ended June 30, 2009:

  the company received 11,100 in respect to 370,000 units at $0.03 per unit and accrued $777 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof to purchase one common share of the company at a price of $0.05 if exercised in the first year and $0.15 if exercised in the second year from closing date.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 10

Note 9	Share Capital – (cont’d)

Share Purchase Warrants

At June 30, 2009 the Company had 2,037,500 share purchase warrants outstanding entitling the holders to purchase one common share for each warrant held for $0.40 per share until March 19, 2010.

Stock-based Compensation Plan

The Company has granted directors and employees common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, options vest at the discretion of directors.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning and end of
the year	1,645,000	$0.25	1,895,000	$0.25

Exercisable, end of the period	1,645,000	$0.25	1,895,000	$0.25

During the year ended December 31, 2007, the Company modified 1,645,000 stock options extending the expiry date from November 1, 2007 to October 19, 2009 entitling the holders to purchase one common share for each option held at $0.25 per share.

The following table summarizes stock options outstanding and exercisable at June 30, 2009:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

0.25	1,645,000	0.8	0.25	1,645,000	0.25

Stock options outstanding at June 30, 2009 will expire on October 19, 2009.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 11

Note 9	Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended December 31, 2007, incremental stock-based compensation expense of $15,337 was recorded as a result of extending the term of stock options granted in 2005. Stock-based compensation expense of $Nil was recorded in 2008 and 2006.

The weighted average fair value of $0.01 per option has been determined for the stock options modified in 2007 using the Black-Scholes option valuation model with the following assumptions:

2007

Expected dividend yield	0.0%
Expected volatility	68%
Risk-free interest rate	3.28%
Expected term in years	2 years

Note 10	Related Party Transactions and Balances

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	June 30, 2009	June 30, 2008

Management fees	$36,186	$30,219
Website costs – salaries	4,972	13,408
Wages and benefits to related parties	75,797	112,381
Recovery of rent	(3,000)	(3,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment. These amounts consist of $72,584 (2008: $78,584) of loans and $277,286 (2008: $169,812) of unpaid management fees due to a director and a company with a common director, $5,070 (2008: $6,034) of unpaid share issue costs and $402,248 (2006: $334,115) of unpaid wages due to officers of the Company.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 12

Note 11	Contributed Surplus

	2009	2008
Balance, beginning of the period	$210,337	$204,837
Stock-based compensation (Note 9)	-	-
Donated services	5,000	-
Balance, as at June 30	$215,337	$204,837

Note 12	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the six months ended June 30, 2009, the Company:

Note 13	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Statutory tax rates	29.50%	34.12%	34.12%

Loss before income taxes	$(449,461)	$(391,485)	$(485,406)

Expected income tax recovery	$(132,590)	$(133,000)	$(166,000)
Decrease in income tax recovery resulting from:
Permanent differences	(5,476)	(4,000)	(4,000)
Effect of reduction in statutory rates	43,965	395,000	-
Change in estimates	(335,899)	-	-
Change in valuation allowance for future
income tax assets	430,000	(258,000)	170,000

Income tax recovery	$-	$-	$-

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 13

Note 13	Income Taxes – (cont’d)

Significant components of the Company’s future tax assets, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital and net operating losses carried	$783,000	$1,092,000
forward
Equipment and website	393,000	509,000
Share issuance costs	12,000	17,000
Valuation allowance for future income tax assets	(1,188,000)	(1,618,000)

Net future income tax asset	$-	$-

The Company has recorded a valuation allowance against its net future income tax asset based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize the net future tax asset.

At December 31, 2008, the Company has accumulated non-capital losses in Canada of $2,716,862 and net operating losses in the United States of approximately $303,477 that may be applied against future income for tax purposes. These losses expire as follows:

	Canada	USA	Total

2009	542,989	-	542,989
2010	299,705	-	299,705
2014	249,119	-	249,119
2015	551,904	-	551,904
2021	-	40,351	40,351
2022	-	11,417	11,417
2023	-	3,732	3,732
2024	-	2,601	2,601
2025	-	61,707	61,707
2026	400,496	72,717	473,213
2027	353,657	45,400	399,057
2028	318,992	65,552	384,544

	$2,716,862	$303,477	$3,020,339

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 14

Note 14	Commitments

The Company has lease commitments for its premises and office equipment, which require annual minimum payments totalling $12,055 payable as follows:

2009	$12,055

Note 15	Subsequent Event

None

Note 16	Comparative Figures

Certain of the December 31, 2007 and 2006 comparative figures have been reclassified to conform with the current year’s presentation.

Note 17	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sale of music licenses and multimedia management systems to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. The Company’s principal source of funds is from the issuance of common shares and funds advanced from related parties.

The Company includes the components of shareholders’ deficiency in its management of capital.

As at June 30, 2009, the Company had capital resources consisting of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company will require additional equity financing to carry its operations through its current operating period.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 15

Note 18	Financial Instruments

a)	Fair Value of Financial Instruments

The Company has various financial instruments including cash, marketable securities, accounts receivable, accounts payable, due to related parties and loans payable. The carrying values of cash, accounts receivables and accounts payable approximate their fair values due to their short terms to maturity. The carrying values of due to related parties and loans payable approximate their fair values as the instruments have no fixed terms of repayment.

b)	Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash and marketable securities carries an investment grade rating as assessed by external rating agencies. The Company maintains all of its cash and marketable securities with a major financial institution domiciled in Canada. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

The Company mitigates its credit risk relating to accounts receivable by ensuring collection of funds before issuing of music licenses.

The Company’s maximum exposure to credit risk at the balance sheet date is the carrying value of cash, marketable securities and accounts receivable.

c)	Foreign Currency Risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign currency risk arises primarily with respect to the United States dollar. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk.

As at June 30, 2009, the Company had cash equivalents of US$2,000, accounts payable and accrued liabilities of US$133,000 and due to related party debt of US$235,000 denominated in United States dollars. A strengthening (weakening) of the Canadian dollar against the United States dollar of 10% would result in an effect of approximately $37,000 on net loss.

d)	Liquidity Risk

The Company manages liquidity risk by maintaining cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits. The Company will require additional equity financing to meet its administrative overhead and operating costs in fiscal 2009.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 16

Note 18	Financial Instruments – (cont’d)

e)	Interest Rate Risk

The Company’s cash equivalents are subject to interest rate cash flow risk as they carry variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase.

Note 19	Segmented Information

The Company operates in the music license business. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	June 30, 2009	June 30, 2008
Canada – music license sales	$17,980	$24,617
United States – music license sales	60,851	44,558
	$78,831	$69,175

(b)	Long-lived assets

	June 30, 2009	June 30, 2008
Canada	$33,290	$54,604
United States	-	-
	$33,290	$54,604

Long-lived assets include equipment and website costs.

(c)	Major customers

The Company derived revenues from transactions with major customers, exceeding 10% of total revenues during the 6 months ended June 30, as follows:

	2009	2008
Customer 1	$600	$10,300
Customer 2	11,829	3,330
Customer 3	-	8,000
Customer 4	-	13,400
Customer 5	$2,000	$5,750

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 17

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”).

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s net loss is summarized as follows:

	June 30,	June 30,
	2009	2008

Net loss and comprehensive loss for the six	$(145,300)	$(209,021)
month period under Canadian GAAP
Add (deduct)
Loss on discount of shares for debt (a)	-	-

Net loss and comprehensive loss for the six
month period under US GAAP	$(145,300)	$(209,021)

Loss per share under US GAAP – basic and	$(0.005)	$(0.008)
diluted

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company’s shareholders’ deficiency is summarized as follows:

	June 30, 2009	June 30, 2008

Total shareholders’ deficiency in accordance with
Canadian GAAP	$(1,741,504)	$(1,391,932)
Add/(deduct)
Issuance of shares for debt/decrease in opening deficit (a)	(717,900)	(717,900)
Issuance of shares for debt/increase in share capital (a)	717,900	717,900

Total shareholders’ deficiency in accordance with US
GAAP	$(1,741,504)	$(1,391,932)

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 18

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

a)	Issuance of Shares for Non-cash Consideration

US GAAP requires issuances of shares for debt to be valued based on the value of shares issued for cash to arm’s-length parties when there is no market for the trading of shares. Under Canadian GAAP, issuances of shares for non-cash consideration are valued based on the consideration received, when that is more readily determinable.

b)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

c)	Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary. The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 19

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	Recent Accounting Pronouncements – (cont’d)

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”). FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008. When effective, FASB 141R will replace existing FASB 141 in its entirety. FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition. FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008. Both early adoption and retroactive application are prohibited. The Company is currently evaluating the impact of the provisions of FASB 141R.

d)	Adoption of New Accounting Standards

In June 2006, the Financial Accounting Standards Board (‘FASB’) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more-likely-than-not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of this statement during the year did not have a material effect on the Company's consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FSP 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities.

Dittybase Technologies Inc.
Notes to the INTERIM Consolidated Financial Statements
June 30, 2009
(Unaudited – Prepared by management)
(Expressed in Canadian Dollars) – Page 20

Note 20	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

d)	Adoption of New Accounting Standards – (cont’d)

FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” (“FSP 157- 2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal 2010. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.